AB 3/26

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
2013 MAR 19 PM 3:38
SEC / TM

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| OMB APPROVAL | |
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SEC FILE NUMBER
8- 48957

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALEXANDER CAPITAL, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
17 STATE STREET
(No. and Street)
NEW YORK (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRANCINE A. LANAIA 212-687-5650
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION


13031536

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
TAMAS B. REVAI C.P.A.
(Name – *if individual, state last, first, middle name*)

48 WEST 48 STREET, (Address) NEW YORK (City) NY (State) 10036 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 19 2013
REGISTRATIONS BRANCH
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 3/26

## OATH OR AFFIRMATION

I, FRANCINE A. LANAIA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALEXANDER CAPITAL, LP, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C.O.O.

Title

Notary Public 3/15/13

JOSEPH V. FIGLIOLO, ESQ.
Notary Public, State of NY
02FI6092503
Qualified in New York County
Expires: 9-28-15

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAMAS B. REVAI

CERTIFIED PUBLIC ACCOUNTANT

CERTIFIED VALUATION ANALYST

48 WEST 48th STREET,
NEW YORK, NY 10036
Tel.: (212) 391-2761 Fax: (212) 391-2762
e-mail: revai @ usa.net

## INDEPENDENT AUDITOR'S REPORT

Alexander Capital, L.P.
17 Stete Street
5th Floor
New York, NY 10004

### Report on the Financial Stements

We have audited the accompanying statement of financial conditions of Alexander Capital, L.P. as of December 31, 2012 and 2011 and the related statements of operations, changes in partners' capital, cash flows for the years then ended, and the related notes to the financial statements that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

### Management Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatemen, whether due to fraud or error.

### Auditor's Responsability

Our responsibility is to express an opinion on these financial statements based on our audit. We conduct our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurances about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material mistakes of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion

### Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alexander Capital, L.P. as of December 31, 2012 and 2011 and the result of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles, accepted in the United States of America.

TAMAS B. REVAI

CERTIFIED PUBLIC ACCOUNTANT

CERTIFIED VALUATION ANALYST

48 WEST 48th STREET,
NEW YORK, NY 10036
Tel.: (212) 391-2761 Fax: (212) 391-2762
e-mail: revai @ usa.net

**Report on Other Legal and Regulatory Requirements**

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in the Schedule of Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1 and the Reconciliation to the Computation of Net Capital Included in Part 11A of Form X-17A-5 and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Tamas B. Revai, C.P.A.
March 13 , 2013

# ALEXANDER CAPITAL, L.P.
## STATEMENT OF FINANCIAL CONDITIONS
## as of
## December 31,

**ASSETS**

| | 2012 | 2011 |
|---|---|---|
| **Current Assets:** | | |
| Cash | $ 397,764 | $ 14,187 |
| Clearing Broker Deposits | 99,975 | 74,975 |
| Commission Receivable | 40,488 | 42,134 |
| Prepaid Expenses, Including $67,489 to FINRA in 2012 | 72,144 | -0- |
| Advances to Brokers and Employees | 94,000 | -0- |
| **Total Current Assets** | **$ 704,371** | **$ 131,296** |
| Furniture and Equipment – Net of $7,143 Depreciation | 42,857 | -0- |
| Security Deposit | -0- | 3,000 |
| **Total Assets** | **$ 747,228** | **$ 134,296** |

**LIABILITIES AND PARTNERS' CAPITAL**

| | | |
|---|---|---|
| **Current Liabilities:** | | |
| Inventory-Short Position | $ 52,227 | $ -0- |
| Accounts Payable and Accrued Expenses | 361,230 | 119,727 |
| **Total Current Liabilities and Total Liabilities** | **$ 413,457** | **$ 119,727** |
| **Partners' Capital** | | |
| **Total Partners' Capital** | **$ 333,771** | **$ 14,569** |
| **Total Liabilities and Partners' Capital** | **$ 747, 228** | **$ 134,296** |

The accompanying notes are an integral part of the financial statements.





# ALEXANDER CAPITAL, L.P.
## STATEMENT OF OPERATIONS
## For the Years Ended
## December 31,

| | 2012 | 2011 |
|---|---|---|
| **Revenues:** | | |
| Commissions | $ 4,214,838 | $ 712,891 |
| Trading Revenues | 835,565 | 147,486 |
| **Total Revenues** | **$ 5,050,403** | **$ 860,377** |
| Clearing Expenses and Execution Charges | $ 352,232 | 120,618 |
| **Revenues -Net** | **$ 4,698,171** | **$ 739,759** |
| **Expenses:** | | |
| Communication | $ 50,187 | $ 11,306 |
| Depreciation | 7,143 | -0- |
| Dues and Fees | 77,194 | 49,485 |
| Office and Administration Expenses | 340,762 | 65,393 |
| Professional and Consulting Fees | 193,729 | 22,500 |
| Rent | 143,737 | 37,375 |
| Salaries and Commissions | 3,728,898 | 587,463 |
| Payroll and Other Taxes, Including $8,400 New York City Un-Incorporated Business Taxes | $ 151,479 | 8,247 |
| **Total Expenses** | **$ 4,693,129** | **$ 781,769** |
| **Net Income/(Loss) from Operation** | **$ 5,042** | **$ (42,010)** |
| **Other Income (Expenses):** | | |
| Financing Costs | -0- | (15,588) |
| Interest Income | $ 228,661 | $ 22,020 |
| **Total Other Income** | **$ 228,661** | **$ 6, 432** |
| **Net Income/(Loss)** | **$ 233,703** | **$ (35,578)** |

The accompanying notes are an integral part of the financial statements.





# ALEXANDER CAPITAL, L.P.
## STATEMENT OF CASH FLOWS
## For the Year Ended
## December 31,

| | 2012 | 2011 |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net Income/(Loss) | $ 233,703 | $ (35,578) |
| **Adjustments to reconcile Net Income/(loss) to net cash provided by (used in) operating activities:** | | |
| Depreciation | 7,143 | -0-. |
| **Changes in Current Assets and Current Liabilities:** | | |
| (Increase) Decrease in Commission Receivable | 1,646 | (26,628) |
| (Increase) Decrease in Clearing Broker Deposit | (25,000) | 45,025 |
| (Increase) in Advances to Brokers and Employees | (94,000) | -0- |
| (Increase) in Prepaid Expenses, Including $67,489 to Finra in 2012 | (72,144) | -0- |
| Increase in Inventory-Short Position | 52,227 | -0- |
| Increase in Accounts Payable and Accrued Expenses | 241,502 | 6,881 |
| **Net cash provided by/(used in) operating activities** | **$ 345,077** | **$ (10,300)** |
| **Cash used for investing activities:** | | |
| Purchase of Furnishings | $ (50,000) | -0- |
| Security Deposit | 3,000 | $ (3,000) |
| **Net Cash used for investing activities** | **$ (53,000)** | **$ (3,000)** |
| **Cash flows from financing activities:** | | |
| (Decrease)Increase in Cash Overdraft | -0- | (10,013) |
| Capital Contribution | 85,500 | 37,500 |
| **Net Cash provided by Financing Activities** | **$ 85,500** | **$ 27,487** |
| **Increase in Cash** | **$ 383,577** | **$ 14,187** |
| Cash - Beginning of year | $ 14,187 | -0- |
| **Cash - End of Year** | **$ 397,764** | **$ 14,187** |

The accompanying notes are an integral part of the financial statements.

# ALEXANDER CAPITAL, L.P.
## CHANGES IN PARTNERS' CAPITAL
## as of
## December 31,

| | 2012 | 2011 |
|---|---|---|
| Partners' Capital at January 1, | $ 14,569 | $ 12,647 |
| Net Income/(Loss) | 233,703 | (35,578) |
| Capital Contribution | 85,500 | 37,500 |
| Partners' Capital at December 31, | **$ 333,772** | **$ 14,569** |

The accompanying notes are an integral part of the financial statements.

## ALEXANDER CAPITA, LP
## Schedule of Computation of Net Capital for Brokers and Dealers
### UNDER RULE 15C-1 OF THE SECURITIES AND EXCHANGE COMMISSION
### As of
### December 31, 2012

| | |
|---|---|
| Assets | $ 747,228 |
| Less Liabilities | 413,457 |
| **Total Capital** | **$ 333,771** |
| Less Non-Allowable Assts | 209,001 |
| **Net Capital Before Haircuts and Undue Concentration** | **$ 124770** |
| Less Haircuts and Undue Concentration | $ 2,611 |
| **Net Capital** | **$122,159** |
| Minimum Capital Requirement- Calculated as the higher of | $ 27,564 |
| Aggregated Indebtness of $413,457X6.6667%=$27,564 or $5000 | $ 97,206 |
| Excess Net Capital | $ 413,457 |
| Total Aggregated Indebtness | 338.46% |
| Percentage of Aggregated Indebtness to Net Capital | |
| **Reconciliation to the Computation of Net Capital included In Part IIA of Form X-17a-5 as of December 31, 2012** | |
| Net Capital included in Part IIA of form X-17a-5 as of | $ 111,450 |
| December 31, 2012 | 10,709 |
| Adjustment-see below | **$ 122,159** |
| Net Capital per above | |
| **Adjustments** | $ 6,000 |
| Decrease in Accounts Payable | (7,143) |
| Depreciation | 11,852 |
| Decrease in Non-allowable Assets | |
| | **$ 10,709** |
| **Net Increase in Capital** | |

The accompanying notes are an integral part of the financial statement.

**ALEXANDER CAPITAL, L.P.**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2012 and 2011**

**Organization:**

Alexander Capital, L.P. (Company) is registered as a broker-dealer of securities. The Company operates on a fully disclosed basis through a clearing broker. Commission income and related expenses are recorded on a settlement date basis. Most of its income is derived from commissions. The Company is currently a member of the Financial Industry Regulatory Authority (FINRA) the securities industry's non-governmental regulatory organization, formed by consolidation of the regulatory operations of NASD and NUSE

The company is exempt from rule 15C3-3 of the Securities and Exchange Commission under 17CFR 240.15c3-3(k) (2) (ii)

On January 15, 2003 Nicolas Bornozis agreed to sell his 100% interest in Alexander Capital, L.P. and Alexander Capital Holdings, Inc, a 1% partner in Alexander Capital, L.P., to Allen Boxer. On August 13, 2003 the NASD granted Alexander Capital, L.P.' continuance in membership.

In September 2007 Allen Boxer sold 24.3% of Alexander Capital, LP to Derek Washington.
In October 2007 Allen Boxer sold 24.3% of Alexander Capital, LP to Joshua Kallan.

In March 2008 Joshua Kallan decided he would not be able to be an active partner of Alexander Capital, LP, he would not take the necessary Finra qualifying examinations and requested his ownership be sold. Shortly thereafter, it was agreed to, and arranged, for H K Landis to purchase the 24.3% partner ownership interest from Kallan through Allen Boxer.

Additionally, it was further agreed to and arranged, based upon FINRA approval, that H K Landis or its associates could purchase additional ownership interest of Alexander Capital, LP from Derek Washington and Allen Boxer to the extent of H K Landis or associates gaining control and acquiring a total of 90% of the ownership of Alexander Capital, LP.

On April 30, 2012 the partners entered into a Securities Purchase Agreement for the sale of the company to Exitus LLC. The closing did has not occurred at the date of the issuance of these financial statements, and is subject to the company receiving approval by FINRA, which is still pending. The Securities Purchase Agreement required $75,000 the proceeds of the sale to be contributed as capital to the Company, During the month of May, 2012, Landis contributed $75,000. In addition, Landis contributed $5,500 of capital to the Company. The Company incurred legal fees to the owner of Exitus LLC in 2012.

In April 2008, the Company commenced operation of a branch office in Hauppauge, New York, which moved shortly thereafter to Melville, NY.

In November 2008, the Company consolidated its main office into the Melville, NY location, and closed its office at 11 Broadway, New York, NY.

In 2012 the Company moved to 17 State Street, 26th Floor, New York City.

**Summary of Significant Accounting Policies:**

**Basis of Accounting**

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.





**ALEXANDER CAPITAL, L.P.**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2012 and 2011**

**Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**Cash Equivalents**

The Company considers securities with maturity of three months or less, when purchased to be cash equivalents.

**Fair Values of Financial Instruments**

FASB Accounting Standard Codification ("ASC") Section 50-10, Fair Value of Financial Instruments, requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, if any, other current assets, accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments. The carrying amount of the loan payable from owner or partner, if any, approximates fair value because it is due and payable at its face amount plus accrued interest at maturity.

**Deposits with Clearing Brokers:**

The Company as an introducing broker is required under the terms of its fully disclosed clearing agreement with its clearing broker to maintain collateral accounts during the term of the agreement. The Company had an agreement with National Financial Services to clear all securities through their facilities. On March 15, 2011 the Company reached an agreement with RBC Capital Markets to clear securities with them, commencing May 20, 2011. As amended, the RBC Capital Markets agreement requires the Company to maintain a Minimum Security Deposit of $75,000. As of December 31, 2012 and 2011 the security balance with RBC Capital Markets was $99,975 and $74,975, respectively.

**Liabilities Subordinated to Claims of General Creditors:**

At December 31, 2012 and 2011 the Company had no liabilities subordinated to claims of General creditors.

**Fixed Assets**

Fixed Assets are carried at cost and are depreciated over their estimated useful lives of 3 to 5 years, using accelerated methods. Maintenance and repairs are charged against results of operations as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from accounts, any resulting gain or loss is reflected in income.

**Income Taxes**

Alexander Capital, LP Files income taxes on form 1065 and it is a "flow through entity" The Company does not pay income taxes. Profits and losses are recognized at the individual level. However, the Company is subject to New York City Unincorporated Business Taxes

**ALEXANDER CAPITAL, L.P.**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2012 and 2011**

**Net Capital Required:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rules of FINRA, also provides that equity capital may not be withdrawn or cash dividends paid if, the resulting net capital ratio would exceed 10 to 1. Net capital and aggregated indebtedness change from day to day. At December 31, 2012, the Company had net capital of $122.159, which was $97,206 in excess of the amount required

As of December 31, 2012 and for the year then ended, H K Landis contributed an additional $80,500 and Exiter, LLP $5,000 capital in cash. As a result the partners' capital as of December 31, 2012 was $333,771 and the ratio to aggregated indebtedness was 3.38 to 1. As of December 31, 2011 the partners' capital was $14,569 and the ratio to indebtness 10.73 to 1.

**Financing Costs:**

During the year ended December 31, 2011 H.K. Landis, a 69.7% partner in the Company, unsuccessfully attempted to obtain $250,000 of additional capital in a private placement of debt to fund the purchase of Derek Washington's partnership interest in the Company and provide working capital to the Company. As a result, the Company incurred legal and other financing costs of $15,588 in this attempted financing.

**Commitment and Contingency:**

**Lease Commitment:**

On October 1, 2012, the Company entered into a Sub-License Agreement with Felix Investment, LLC for office space located at 17 State Street, New York, NY expiring December 31, 2017 at a monthly rental of $$23,148.00 per month. There were no unpaid rents due under the Sub-Licensing Agreement on December 31, 2012. The company incurred rent expense prior to October 1, 2012 principally for 17 State Street of $76,250.

**FINRA Examination:**

The Company was under examination by FINRA. Among the various exception and errors FINRA in a letter dated January 10, 2013 claims that the Company did not maintain its minimum net capital at times during the year. As a result of the audit, the company filed an amended FOCUS Report as of June 30, 2012 and reported a Negative Capital of $4,709

**ALEXANDER CAPITAL, L.P.**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2012 and 2011**

**Organization:**

Alexander Capital, L.P. (Company) is registered as a broker-dealer of securities. The Company operates on a fully disclosed basis through a clearing broker. Commission income and related expenses are recorded on a settlement date basis. Most of its income is derived from commissions. The Company is currently a member of the Financial Industry Regulatory Authority (FINRA) the securities industry's non-governmental regulatory organization, formed by consolidation of the regulatory operations of NASD and NUSE

The company is exempt from rule 15C3-3 of the Securities and Exchange Commission under 17CFR 240.15c3-3(k) (2) (ii)

On January 15, 2003 Nicolas Bornozis agreed to sell his 100% interest in Alexander Capital, L.P. and Alexander Capital Holdings, Inc, a 1% partner in Alexander Capital, L.P., to Allen Boxer. On August 13, 2003 the NASD granted Alexander Capital, L.P.' continuance in membership.

In September 2007 Allen Boxer sold 24.3% of Alexander Capital, LP to Derek Washington.
In October 2007 Allen Boxer sold 24.3% of Alexander Capital, LP to Joshua Kallan.

In March 2008 Joshua Kallan decided he would not be able to be an active partner of Alexander Capital, LP, he would not take the necessary Finra qualifying examinations and requested his ownership be sold. Shortly thereafter, it was agreed to, and arranged, for H K Landis to purchase the 24.3% partner ownership interest from Kallan through Allen Boxer.

Additionally, it was further agreed to and arranged, based upon FINRA approval, that H K Landis or its associates could purchase additional ownership interest of Alexander Capital, LP from Derek Washington and Allen Boxer to the extent of H K Landis or associates gaining control and acquiring a total of 90% of the ownership of Alexander Capital, LP.

On April 30, 2012 the partners entered into a Securities Purchase Agreement for the sale of the company to Exitus LLC. The closing did has not occurred at the date of the issuance of these financial statements, and is subject to the company receiving approval by FINRA, which is still pending. The Securities Purchase Agreement required $75,000 the proceeds of the sale to be contributed as capital to the Company, During the month of May, 2012, Landis contributed $75,000. In addition, Landis contributed $5,500 of capital to the Company. The Company incurred legal fees to the owner of Exitus LLC in 2012.

In April 2008, the Company commenced operation of a branch office in Hauppauge, New York, which moved shortly thereafter to Melville, NY.

In November 2008, the Company consolidated its main office into the Melville, NY location, and closed its office at 11 Broadway, New York, NY.

In 2012 the Company moved to 17 State Street, 26th Floor, New York City.

**Summary of Significant Accounting Policies:**

**Basis of Accounting**

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

**ALEXANDER CAPITAL, L.P.**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2012 and 2011**

**Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**Cash Equivalents**

The Company considers securities with maturity of three months of less, when purchased to be cash equivalents.

**Fair Values of Financial Instruments**

FASB Accounting Standard Codification ("ASC") Section 50-10, Fair Value of Financial Instruments, requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, if any, other current assets, accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments. The carrying amount of the loan payable from owner or partner, if any, approximates fair value because it is due and payable at its face amount plus accrued interest at maturity.

**Deposits with Clearing Brokers:**

The Company as an introducing broker is required under the terms of its fully disclosed clearing agreement with its clearing broker to maintain collateral accounts during the term of the agreement. The Company had an agreement with National Financial Services to clear all securities through their facilities. On March 15, 2011 the Company reached an agreement with RBC Capital Markets to clear securities with them, commencing May 20, 2011. As amended, the RBC Capital Markets agreement requires the Company to maintain a Minimum Security Deposit of $75,000. As of December 31, 2012 and 2011 the security balance with RBC Capital Markets was $99,975 and $74,975, respectively.

**Liabilities Subordinated to Claims of General Creditors:**

At December 31, 2012 and 2011 the Company had no liabilities subordinated to claims of General creditors.

**Fixed Assets**

Fixed Assets are carried at cost and are depreciated over their estimated useful lives of 3 to 5 years, using accelerated methods. Maintenance and repairs are charged against results of operations as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from accounts, any resulting gain or loss is reflected in income.

**Income Taxes**
Alexander Capital, LP Files income taxes on form 1065 and it is a "flow through entity" The Company does not pay income taxes. Profits and losses are recognized at the individual level. However, the Company is subject to New York City Unincorporated Business Taxes

**ALEXANDER CAPITAL, L.P.**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2012 and 2011**

**Net Capital Required:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rules of NASD, also provides that equity capital may not be withdrawn or cash dividends paid if, the resulting net capital ratio would exceed 10 to 1.

As of December 31, 2012 and for the year then ended, H K Landis contributed an additional $80,500 and Exiter, LLP $5,000 capital in cash. As a result the partners' capital as of December 31, 2012 was $333,771 and the ratio to aggregated indebtness was 3.31 to 1. As of December 31, 2011 the partners' capital was $14,569 and the ratio to indebtness 10.73 to 1.

**Financing Costs:**

During the year ended December 31, 2011 H.K. Landis, a 69.7% partner in the Company, unsuccessfully attempted to obtain $250,000 of additional capital in a private placement of debt to fund the purchase of Derek Washington's partnership interest in the Company and provide working capital to the Company. As a result, the Company incurred legal and other financing costs of $15,688 in this attempted financing.

**Commitment and Contingency:**

**Lease Commitment:**

On October 1, 2012, the Company entered into a Sub-License Agreement with Felix Investment, LLC for office space located at 17 State Street, New York, NY expiring December 31, 2017 at a monthly rental of $$23,148.00 per month. There were no unpaid rents due under the Sub-Licensing Agreement on December 31, 2012. The company incurred rent expense prior to October 1, 2012 principally for 17 State Street of $76,250.

**FINRA Examination:**

The Company was under examination by FINRA. Among the various exception and errors FINRA in a letter dated January 10, 2013 claims that the Company did not maintain its minimum net capital at times during the year. As a result of the audit, the company filed an amended FOCUS Report as of June 30, 2012 and reported a Negative Capital of $4,709





# ALEXANDER CAPITAL, L.P.
## Computation for Determination of Reserve Requirements for Brokers and Dealers
## Pursuant to Rule 15c3-3
## December 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

The accompanying notes are an integral part of the financial statements.



Tamas B. Revai, C.P.A.

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROLL REQUIRED BY SEC RULE 17a-5**

# ALEXANDER CAPITAL, L.P.

In planning and performing our audit of the consolidated financial statements of Alexander Capital, L.P. for the year ended December 31, 2012, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Alexander Capital, L.P., that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following.

1. Making quarterly securities examination, counts, verifications, and comparisons and recordation oif differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section8 of Federal Reserve Regulation T of Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROLL REQUIRED BY SEC RULE 17a-5**

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy that the Company"s practices and procedures were adequate at December 31, 2012 to meet SEC's objectives. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2012, to meet the Commission's objectives.

We did not find material inadequacies in the operation of Alexander Securities LP during the examination of the Company's financial statements as of December 31, 2012 and 2011 and for years then ended

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and related regulations, of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Tamas B. Revai, C.P.A.

March 13, 2013

## Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation For the Year Ended December31, 2012

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed upon by Alexander Capital, LP and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc and SIPC, solely to assist you and the other special parties in evaluating compliance with the applicable instruction of the Transitional Assessment Reconciliation (Form SIPC-7)

Management is responsible for the firm's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and our findings are as follow:

1) Compared Listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences.
2) Compared the amounts reported on the audited form X-17A-5 for the year ended December 31, 2012 as applicable with the amounts reported in form SIPC-7 as amended for the year ended December 31, 2012, noting no differences.
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 as amended schedules and working papers supporting the adjustments, noting no differences.

My findings are included on the attached SIPC Transitional Assessment Reconciliation Schedule. I was not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Tamas B. Revai, C.P.A.
March 13, 2012

ALEXANDER CAPITAL. LP
SIPC Transitional Assessment Reconciliation
December 31, 2012

**General Assessment Calculation:**

| | |
|---|---|
| **Total Revenue** | **$5,050,403** |
| **Deductions** | **352,232** |
| **SIPC Net Operating Revenues** | **$4,698,171** |
| **Rate** | **.0025** |
| **General Assessment Due** | **$ 11,745** |
| **Less Payments SIPC-6 and SIPC-7** | **$ 12,740** |
| **Over Payment** | **$ 995** |

See Independent Accountant's Report on Applying Agreed-UponProcedures





SIPC-7 (33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048957 FINRA DEC
ALEXANDER CAPITAL LP 5*5
17 STATE ST 5TH FL
NEW YORK NY 10004-1501

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

FRAncine A Lanaia
212-687-5650

2. A. General Assessment (item 2e from page 2) $ 12,740.40

B. Less payment made with SIPC-6 filed (exclude interest) ( 3,887.00 )
7/20/12
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 8,853.40

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Alexander Capital LP
(Name of Corporation, Partnership or other organization)

[signature] CCO
(Authorized Signature)

C.C.O.
(Title)

Dated the 27 day of February, 2013.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 5,448,390 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | 0 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 352,233 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | |
| (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 352,233 |
| 2d. SIPC Net Operating Revenues | $ 5,096,157 |
| 2e. General Assessment @ .0025 | $ 12,740.40 |

(to page 1, line 2.A.)